Qualigen Therapeutics, Inc.

5857 Owens Avenue, Suite 300

Carlsbad, California 92008

August 29, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Doris Stacey Gama, Jason Drory

Re:	Qualigen Therapeutics, Inc.
Registration Statement on Form S-1
File 333-272623

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Qualigen Therapeutics, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to September 4, 2024, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Sichenzia Ross Ference Carmel LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its obligations under the Act.

We request that we be notified of such effectiveness by a telephone call to Ross D. Carmel, Esq. of Sichenzia Ross Ference Carmel LLP, counsel to the Company, at 646-838-1310 and that such effectiveness also be confirmed in writing.

Very truly yours,

Qualigen Therapeutics, Inc.

By:	/s/ Michael S. Poirier
Michael S. Poirier
Chief Executive Officer and Chairman of the Board